UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 31, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

A. INTRODUCTION

Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with section 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2013, which includes a detailed analysis of our operations and activities.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

B. Key figures Q1 20141,2

(unaudited; in millions of €, except where otherwise stated)

Volume
	Q1 2014	Q1 2013	Actual	% Change Adjusted[3]

Continuing operations
Orders	20,836	19,173	9%	12%
Revenue	17,325	17,925	(3)%	(1)%

Profitability and Capital efficiency
	Q1 2014	Q1 2013		% Change

Total Sectors
Adjusted EBITDA	2,249	2,148		5%
Total Sectors profit	1,789	1,560		15%
in % of revenue (Total Sectors)	10.2%	8.6%
Continuing operations
Adjusted EBITDA	2,449	2,239		9%
Income from continuing operations	1,386	1,150		21%
Basic earnings per share (in €)[4]	1.61	1.34		20%
Return on capital employed (ROCE (adjusted))	18.0%	14.9%
Continuing and discontinued operations
Net income	1,457	1,214		20%
Basic earnings per share (in €)[4]	1.70	1.42		20%
Return on capital employed (ROCE (adjusted))	18.6%	14.5%

Capital structure and Liquidity
	December 31, 2013		September 30, 2013
Cash and cash equivalents		8,885		9,190
Total equity (Shareholders of Siemens AG)		29,856		28,111
Adjusted industrial net debt		2,998		2,805

		Q1 2014		Q1 2013
Continuing operations
Free cash flow		(658)		(1,416)
Continuing and discontinued operations
Free cash flow		(699)		(1,395)

Employees
	December 31, 2013		September 30, 2013
	Continuing operations	Total[6]	Continuing operations	Total[6]
Employees (in thousands)	360	364	362	367
Germany	117	118	118	119
Outside Germany	243	246	244	248

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow; Adjusted EBITDA; and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP.
2	October 1, 2013 - December 31, 2013.
3	Adjusted for currency translation and portfolio effects.
4	Basic earnings per share - attributable to shareholders of Siemens AG. For fiscal 2014 and 2013 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 844,115 and 845,527 shares, respectively.
5	Calculated by dividing adjusted industrial net debt as of December 31, 2013 and 2012 by annualized adjusted EBITDA.
6	Continuing and discontinued operations.

C. INTERIM GROUP MANAGEMENT REPORT

C.1 OVERVIEW FOR THE FIRST QUARTER OF FISCAL 2014

(THREE MONTHS ENDED DECEMBER 31, 2013)

•	Siemens delivered solid results in the first quarter, even though strong currency effects held back volume and income development.

•

Orders for the first quarter rose 9% year-over-year, to €20.836 billion, while revenue came in 3% lower, at €17.325 billion. On an organic basis, excluding currency translation and portfolio effects, orders were up 12% and revenue was just 1% below the prior-year level.

•	Total Sectors profit rose 15%, to €1.789 billion, highlighted by a strong performance in Infrastructure & Cities, and income from continuing operations climbed 21%.

•	Net income and basic earnings per share (EPS) for the first quarter rose 20% year-over-year, to €1.457 billion and €1.70, respectively.

Management’s perspective on first-quarter results. We believe that we delivered a sound quarter to start our fiscal year. As expected, market conditions were not in our favor. We continue to focus on our productivity program for the year, and on the actions we will take beyond 2014.

Large orders, strong headwinds from currency translation. Orders rose 9% compared to the first quarter a year ago, on a higher volume from large orders, while revenue came in 3% lower. The euro was stronger against all major currencies compared to the same period a year earlier, which took five percentage points from order growth and four percentage points from revenue development. On a comparable basis, excluding currency and portfolio effects, orders rose 12% and revenue declined 1% year-over-year. The book-to-bill ratio for Siemens overall was 1.20. The order backlog (defined as the sum of the order backlogs of the Sectors) again reached the record level of €102 billion.

Rail and wind orders drive double-digit organic growth. Infrastructure & Cities led the Sectors in order growth with a €1.6 billion subway order. Industry orders also rose on major contract wins, while lower orders in Energy and Healthcare included negative currency effects. Orders rose strongly in the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, including the subway and two large wind farms orders. A large onshore wind order drove growth in the Americas, while orders in Asia, Australia included double-digit growth in China. Globally, emerging markets (according to the International Monetary Fund’s definition of Emerging Market and Developing Economies) grew faster than orders overall, at 21% year-over-year, and climbed to €8.486 billion, representing 41% of total orders for the quarter. Organic orders in emerging markets rose 27% year-over-year.

Organic revenue nearly level, strong currency effects. Infrastructure & Cities delivered 5% revenue growth year-over-year due in part to its acquisition of Invensys Rail between the periods under review. The other Sectors posted declines. On a comparable basis, excluding the currency effects mentioned above, first-quarter revenue rose 1% in Healthcare, was stable in Industry, and came in 4% lower in Energy. First-quarter revenue declined in the Americas and Europe, C.I.S., Africa, Middle East regions, while a double-digit increase in China kept revenue in Asia, Australia level with the prior-year period. Emerging markets reported a 4% decline year-over-year and accounted for €5.691 billion, or 33%, of total revenue for the quarter. Organic revenue growth in emerging markets was 1% for the quarter.

Infrastructure & Cities drives Total Sectors profit improvement. First-quarter Total Sectors profit rose to €1.789 billion, up from €1.560 billion a year earlier, which included €50 million in charges associated with the “Siemens 2014” program. This improvement was due to the Infrastructure & Cities Sector, where profit climbed to €330 million from €141 million a year earlier on a solid performance across the Sector’s Businesses. For comparison, profit in Infrastructure & Cities a year earlier was burdened by €116 million in project charges related mainly to high-speed trains. Profit in Energy also rose, to €506 million from €410 million in the prior-year period, which was burdened by a €157 million loss in the Sector’s solar business and €46 million in charges related to compliance with sanctions on Iran. Charges related to grid connection projects were €67 million in the current period and €28 million a year earlier. Healthcare profit came in at €471 million compared to €503 million a year earlier. Profit at Industry was also lower year-over-year at €482 million, down from €506 million in the prior-year quarter. These decreases include burdens on profit from currency effects, which are expected to continue based on the strength of the euro compared to fiscal 2013.

Higher Total Sectors profit lifts net income. Income from continuing operations rose to €1.386 billion, up from €1.150 billion a year earlier. The increase year-over-year was driven primarily by higher Total Sectors profit and to a lesser extent was also supported by overall improvement outside the Sectors, particularly including considerably higher disposal gains at Siemens Real Estate (SRE) year-over-year. First-quarter net income increased to €1.457 billion, up from €1.214 billion a year earlier, and corresponding basic EPS rose 20% to €1.70 compared to €1.42 in the prior-year period. Within these numbers, income from discontinued operations was €71 million, up from €64 million a year earlier. While income from discontinued operations in the current period benefited from a positive €65 million tax effect related to former Communications activities, the prior-year period included income from discontinued operations of €79 million related to OSRAM.

First-quarter Free cash flow improves year-over-year. First-quarter Free cash flow from continuing operations improved to a negative €658 million compared to a negative €1.416 billion a year earlier. The current quarter included a build-up of operating net working capital totaling €1.4 billion, compared to €2.6 billion in the prior-year period. The main factors in the build-up in the current quarter were increased inventories and decreased trade payables. Within the Sectors, the largest build-up was in Energy.

ROCE (adjusted) back in target range. On a continuing basis, ROCE (adjusted) climbed to 18.0% in the current quarter, well within the target range of 15% to 20%. In the prior-year quarter, ROCE (adjusted) on a continuing basis was 14.9%.

Pension plan underfunding improves. The underfunding of Siemens’ pension plans as of December 31, 2013 amounted to €8.0 billion, compared to an underfunding of €8.5 billion at the end of fiscal 2013. Favorable factors including an increase in the discount rate assumption, a positive actual return on plan assets and employer contributions were only partly offset by accrued service and interest costs.

C.2 RESULTS OF OPERATIONS

C.2.1 SIEMENS GROUP

C.2.1.1 Orders and revenue

In the first three months of fiscal 2014, orders increased to €20.836 billion, up 9% from the prior-year period, due mainly to a higher volume from large orders. In contrast, three-month revenue came in 3% lower year-over-year. The euro was stronger against all major currencies compared to a year earlier, which took five percentage points from order growth and four percentage points from revenue development.

The book-to-bill ratio for Siemens overall was 1.20. The order backlog (defined as the sum of the order backlogs of the Sectors) increased to €102 billion.

	Orders (location of customer)
	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	11,322	10,021	13%	15%	(3)%	1%
therein Germany	3,165	2,821	12%	12%	0%	0%
Americas	5,674	5,349	6%	10%	(7)%	3%
therein U.S.	4,182	3,327	26%	28%	(6)%	4%
Asia, Australia	3,840	3,803	1%	6%	(6)%	1%
therein China	1,892	1,534	23%	23%	(1)%	1%
Siemens	20,836	19,173	9%	12%	(5)%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers increased 9% compared to the prior-year period. Infrastructure & Cities led the Sectors in order growth, including a €1.6 billion order for two driverless subway lines in Saudi Arabia. In a stabilizing market environment, Industry reported an increase in orders year-over-year. Primarily due to negative currency translation effects, orders in Energy and Healthcare came in below their prior-year levels.

In the region comprising Europe, C.I.S., Africa, and the Middle East, three-month orders increased significantly as the large subway order mentioned above more than offset declines at the other Sectors. Two major orders for offshore wind farms were the main driver for order growth in Germany. A large onshore wind order in the U.S. drove order growth in the Americas, which also recorded higher orders in Infrastructure & Cities and Industry. While orders were stable in the region Asia, Australia, China showed double-digit growth, mainly on large orders for Infrastructure & Cities. A higher volume from major orders in Industry further supported growth in China and for the region. Emerging markets grew faster than orders overall, at 21%, and increased to €8.486 billion, representing 41% of total orders for the period. Organic orders in emerging markets rose 27% year-over-year.

	Revenue (location of customer)
	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	9,303	9,441	(1)%	0%	(2)%	1%
therein Germany	2,614	2,580	1%	1%	0%	0%
Americas	4,642	5,111	(9)%	(5)%	(6)%	2%
therein U.S.	3,221	3,540	(9)%	(7)%	(4)%	2%
Asia, Australia	3,379	3,373	0%	5%	(7)%	2%
therein China	1,481	1,333	11%	11%	(1)%	1%
Siemens	17,325	17,925	(3)%	(1)%	(4)%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers declined 3% compared to the same period a year earlier. Infrastructure & Cities posted revenue growth year-over-year, due in part to its acquisition of Invensys Rail between the periods under review. Three-month revenue in Energy was lower year-over-year, including the currency translation effects mentioned above. Impacted by these effects, Healthcare and Industry also reported declines in revenue for the period.

Revenue declined slightly in the region Europe, C.I.S., Africa, Middle East, where a significant decline in Energy was partially offset by increases in Infrastructure & Cities and Industry year-over-year. In the

Americas, revenue declined in all Sectors. A double-digit revenue increase in China, supported by all Sectors, kept three-month revenue in Asia, Australia level with the prior-year period. Emerging markets reported a 4% decline year-over-year and accounted for €5.691 billion, or 33%, of total revenue for the period. Organic three-month revenue growth in emerging markets was 1% year-over-year.

C.2.1.2 Consolidated Statements of Income

	First three months of fiscal
	2014	2013	% Change
	(in millions of €)
Gross profit	5,239	5,187	1%
as percentage of revenue	30.2%	28.9%	—
Research and development expenses	(959)	(994)	4%
as percentage of revenue	5.5%	5.5%	—
Selling and general administrative expenses	(2,594)	(2,601)	0%
as percentage of revenue	15.0%	14.5%	—
Other operating income	315	139	126%
Other operating expenses	(164)	(137)	(20)%
Income from investments accounted for using the equity method, net	154	95	62%
Interest income	256	233	10%
Interest expenses	(189)	(189)	0%
Other financial income (expenses), net	(92)	(34)	(173)%
Income from continuing operations before income taxes	1,967	1,700	16%
Income tax expenses	(581)	(550)	(6)%
as percentage of income from continuing operations before income taxes	30%	32%	—
Income from continuing operations	1,386	1,150	21%
Income from discontinued operations, net of income taxes	71	64	11%
Net income	1,457	1,214	20%
Net income attributable to non-controlling interests	25	16	—
Net income attributable to shareholders of Siemens AG	1,432	1,197	20%

Income from continuing operations before income taxes for the first three months of fiscal 2014 increased to €1.967 billion from €1.700 billion in the first three months of fiscal 2013.

Gross profit was slightly higher due in part to sharply lower project charges year-over-year which are explained in more detail in C.2.2 Segment information. In addition, the prior year included charges for the “Siemens 2014” program in all Sectors totaling €50 million and charges of €46 million in the Energy Sector related to compliance with sanctions on Iran. In contrast, as explained in C.2.1.1 Orders and revenue, revenue declined year-over-year due mainly to the appreciation of the euro against all major currencies and, as a result, had a negative influence on gross profit.

Other operating income more than doubled year-over-year, due in part to substantially higher gains from disposals of real estate at SRE.

Income from investments accounted for using the equity method, net increased compared to the prior-year period. The prior-year amount included impairments in the solar business in the Energy Sector that were partially offset by income of €51 million related to Siemens’ stake in NSN. This stake was sold between the periods under review. Other financial income (expenses), net in the first three months of fiscal 2014 included expenses resulting from changes in the fair value of warrants issued together with US$3 billion bonds in fiscal 2012.

Including the developments described above, Income from continuing operations before income taxes increased 16% year-over-year. Due to a lower effective tax rate compared to the first three months of fiscal 2013, Income from continuing operations increased 21% year-over-year.

Income from discontinued operations, net of income taxes in the first three months of fiscal 2014 was €71 million compared to €64 million in the same period a year earlier. While income from discontinued operations in the current period benefited from a positive €65 million tax effect related to former Communications activities, the prior-year period included income from discontinued operations of €79 million related to OSRAM, which was spun off in the fourth quarter of fiscal 2013.

As a result of the increases in both income from continuing operations and income from discontinued operations, Net income and Net income attributable to shareholders were 20% higher than in the same period a year earlier.

Corresponding basic earnings per share rose 20% to €1.70 compared to €1.42 in the prior-year period, reflecting higher Net income attributable to shareholders of Siemens AG.

C.2.2 SEGMENT INFORMATION

C.2.2.1 Energy

Sector	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	506	410	23%
Profit margin	8.8%	6.5%
Orders	7,217	7,372	(2)%	3%	(4)%	0%
Revenue	5,782	6,303	(8)%	(4)%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.

Energy generated profit of €506 million in the first three months of fiscal 2014 in a market environment that remained highly competitive. Profit was held back by €67 million in charges related to grid connection projects. A year earlier, total burdens included €28 million in grid-connection charges, a loss of €157 million in the solar business, and €46 million in charges related to compliance with sanctions on Iran. In the first three months of fiscal 2014, Power Generation and Wind Power increased their profit year-over-year, while Power Transmission posted a higher loss due in part to continuing project execution challenges.

In the first three months of fiscal 2014, revenue for the Sector came in 8% lower than a year ago, and orders were down 2%. On a comparable basis, revenue came in 4% lower and orders rose 3%. Power Generation and Power Transmission posted volume declines compared to the prior-year period. Wind Power increased revenue significantly, and its orders nearly doubled including a major order in the U.S. that is the Division’s largest onshore order ever. This contract win lifted order intake in the Americas region, while Europe, C.I.S., Africa, Middle East and Asia, Australia reported declines. Revenue declines in Europe, C.I.S., Africa, Middle East and the Americas more than offset growth in Asia, Australia. The book-to-bill ratio for Energy was 1.25, and its order backlog was €55 billion at the end of the period.

Businesses	Orders
	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Power Generation	3,825	4,598	(17)%	(12)%	(4)%	(1)%
Wind Power	2,258	1,162	94%	100%	(6)%	0%
Power Transmission	1,189	1,386	(14)%	(9)%	(5)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Power Generation	3,224	3,794	(15)%	(11)%	(3)%	0%
Wind Power	1,310	1,137	15%	20%	(6)%	0%
Power Transmission	1,267	1,384	(8)%	(3)%	(5)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	First three months of fiscal			First three months of fiscal
	2014	2013	% Change	2014	2013
	(in millions of €)
Power Generation	536	531	1%	16.6%	14.0%
Wind Power	63	52	20%	4.8%	4.6%
Power Transmission	(84)	(16)	>(200)%	(6.6)%	(1.2)%

Beginning in fiscal 2014, the former Fossil Power Generation and Oil & Gas Divisions are combined into a single Division under the name Power Generation.

In the first three months of fiscal 2014, profit at Power Generation was stable year-over-year at €536 million. For comparison, profit in the prior-year period included €46 million in charges related to compliance with sanctions on Iran. The Division’s service business was able to increase its earnings contribution compared to the prior-year period. In contrast, lower revenue took profit down in the fossil solutions and gas turbine businesses. Revenue for the Division as a whole decreased 15% from the first three months of fiscal 2013, due to a number of factors including a global shift in the markets for gas turbines to low-price countries with fewer turnkey opportunities. On a regional basis, revenue declined in Europe, C.I.S., Africa, Middle East and the Americas. Order intake was significantly below the level of the prior-year period on declines in all three reporting regions, including Europe, C.I.S., Africa, Middle East where Power Generation had taken in a higher volume from large orders, particularly including a combined-cycle power plant in Germany.

In the first three months of fiscal 2014, profit at Wind Power increased to €63 million year-over-year, lifted by a 15% increase in revenue that included expansion of the Division’s service business compared to a year earlier. For comparison, profit in the prior-year period benefited from positive effects related to project completions and the settlement of a claim related to an offshore wind-farm project. Orders nearly doubled in the first three months of fiscal 2014 compared to the low level of the prior-year period, when demand in the U.S. stalled due to potential expiration of tax incentives. Large orders for wind-farms in Europe, C.I.S., Africa, Middle East included two major offshore contracts in Germany, while order growth in the Americas included the contract win in the U.S. for the Division’s largest onshore wind order to date.

Power Transmission posted a loss of €84 million in the first three months of fiscal 2014, due in part to continuing project execution challenges. Charges of €67 million related mainly to grid connections to offshore wind-farms in Germany, resulting from revised estimates of required resources and personnel as well as delays associated with the projects’ complex marine environment. In the same period a year earlier, the Division’s loss of €16 million included grid-connection project charges of €28 million. Profit was also held back by a higher proportion of projects with low or negligible profit margins. As in prior quarters, orders declined year-over-year, due mainly to selective order intake primarily in the solutions business. This in turn held back revenue development compared to the prior-year quarter. On a regional basis, revenue and orders declined in all three reporting regions. The Division expects continuing challenges in coming quarters.

C.2.2.2 Healthcare

Sector	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	471	503	(6)%
Profit margin	15.2%	15.5%
Orders	3,199	3,286	(3)%	4%	(7)%	0%
Revenue	3,094	3,252	(5)%	1%	(6)%	0%

(1)	Excluding currency translation and portfolio effects.

Healthcare delivered first-quarter profit of €471 million compared to €503 million a year earlier. The decrease includes burdens on profit from currency effects, which are expected to continue based on the strength of the euro compared to fiscal 2013. The Sector also faced ongoing market challenges, including weak economic conditions in Europe, uncertainty in the healthcare market and an excise tax on medical devices in the U.S., and slowing growth in China.

Profit at Diagnostics came in at €100 million compared to €111 million in the prior-year period. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €41 million in the first quarter. A year earlier, Diagnostics recorded €43 million in PPA effects.

Reported revenue and orders for Healthcare were moderately lower than in the prior-year period, with most businesses and all reporting regions posting declines. On a comparable basis, revenue rose 1% and orders were up 4% compared to the prior-year period. The book-to-bill ratio was 1.03, and Healthcare’s order backlog was €7 billion at the end of the first quarter.

The Diagnostics business reported revenue of €909 million in the first-quarter, a 5% decrease from € 961 million a year earlier including declines in all regions. On a comparable basis, Diagnostics revenue was up 1% compared to the prior-year period.

C.2.2.3 Industry

Sector	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	482	506	(5)%
Profit margin	11.2%	11.5%
Orders	4,611	4,289	8%	10%	(3)%	1%
Revenue	4,319	4,411	(2)%	0%	(3)%	1%

(1)	Excluding currency translation and portfolio effects.

In the first three months of fiscal 2014, Industry reported a profit of €482 million, down from €506 million in the prior-year period. The decrease includes burdens on profit from currency effects, which are expected to continue based on the strength of the euro compared to fiscal 2013. Higher profit at Industry Automation was more than offset by lower earnings at Drive Technologies, where continuing stagnation in its short-cycle businesses led to a less favorable business mix.

Three-month revenue came in 2% below the prior-year level, including unfavorable currency translation effects. Order growth of 8% year-over-year was driven by a substantially higher volume from major orders in the Sector’s long-cycle businesses compared to the prior-year period. On a comparable basis, three-month revenue was stable year-over-year and orders increased 10%. On a geographic basis, revenue growth in Europe, C.I.S., Africa, Middle East was more than offset by a decline in the Americas compared to the prior-year period. Revenue was flat in Asia, Australia despite growth in China. In contrast, orders grew significantly in Asia, Australia, driven by China, and showed a clear increase in the Americas. This order growth was partly offset by a clear decline in Europe, C.I.S., Africa, Middle East. The Sector’s book-to-bill ratio was 1.07 and its order backlog was €10 billion at the end of the period.

Businesses	Orders
	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	2,102	1,961	7%	7%	(4)%	3%
Drive Technologies	2,321	2,253	3%	6%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	2,017	1,995	1%	2%	(4)%	3%
Drive Technologies	2,044	2,092	(2)%	1%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	First three months of fiscal			First three months of fiscal
	2014	2013	% Change	2014	2013
	(in millions of €)
Industry Automation	338	313	8%	16.8%	15.7%
Drive Technologies	133	169	(21)%	6.5%	8.1%

Three-month profit for Industry Automation rose to €338 million on a more favorable business mix. The Division recorded PPA effects of €11 million related to LMS International NV (LMS), acquired in the second quarter of fiscal 2013. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €35 million in the current period compared to €37 million a year earlier. Revenue for Industry Automation came in slightly higher year-over-year, with increases in Asia, Australia and Europe, C.I.S., Africa, Middle East partially offset by a decline in the Americas. Three-month orders rose 7% compared to the prior-year period, on growth in Asia, Australia and the Americas.

Profit at Drive Technologies came in at €133 million in the first three months of fiscal 2014, substantially below the same period a year earlier, on declines in all businesses. The revenue mix was less favorable, as market conditions held back demand for higher-margin offerings in the Division’s short-cycle businesses. Revenue was down slightly, primarily including a decline in the Americas due in part to unfavorable currency translation effects. Orders for the Division increased moderately, due mainly to large internal orders. On an organic basis, three-month revenue was up 1% and orders grew 6% year-over-year.

C.2.2.4 Infrastructure & Cities

Sector	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	330	141	133%
Profit margin	7.6%	3.4%
Orders	6,323	4,364	45%	45%	(5)%	5%
Revenue	4,364	4,141	5%	4%	(4)%	5%

(1)	Excluding currency translation and portfolio effects.

First-quarter profit for Infrastructure & Cities rose to €330 million, on improved results across the Sector. Key factors included improved project execution in the Transportation & Logistics Business, which delivered a profit in the current quarter compared to a loss in the prior-year quarter, when it recorded €116 million in project charges. Sector profit also rose on a more favorable business mix, particularly within Power Grid Solutions & Products. Positive results from the execution of the “Siemens 2014” program were most evident at the Building Technologies Division.

First-quarter orders rose 45% compared to the prior-year period. The increase was due mainly to a sharply higher volume from major orders, including an order worth €1.6 billion for two driverless subway lines in Saudi Arabia, which will be delivered by the Transportation & Logistics and the Power Grid Solutions & Products Businesses. First-quarter revenue rose 5% year-over-year, driven by a double-digit increase in Transportation & Logistics. On a geographic basis, Infrastructure & Cities achieved double-digit increases in orders in all three regions. Higher revenue year-over-year in Asia, Australia and Europe, C.I.S., Africa, Middle East was slightly offset by a moderate decrease in the Americas. The Sector’s book-to-bill ratio was 1.45 and its order backlog at the end of the quarter was €30 billion.

Beginning with the first quarter of fiscal 2014, Siemens’ shares in Atos S.A. have been transferred from Infrastructure & Cities to Equity Investments. Prior-period results are presented on a comparable basis.

Businesses	Orders
	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	3,233	1,357	138%	129%	(7)%	16%
Power Grid Solutions & Products	1,820	1,709	7%	12%	(5)%	0%
Building Technologies	1,347	1,367	(1)%	1%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	First three months of fiscal		% Change		therein
	2014	2013	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	1,672	1,370	22%	10%	(4)%	16%
Power Grid Solutions & Products	1,408	1,435	(2)%	4%	(5)%	0%
Building Technologies	1,340	1,402	(4)%	(2)%	(3)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	First three months of fiscal			First three months of fiscal
	2014	2013	% Change	2014	2013
	(in millions of €)
Transportation & Logistics	83	(54)	n/a	5.0%	(3.9)%
Power Grid Solutions & Products	127	100	27%	9.0%	6.9%
Building Technologies	115	92	24%	8.6%	6.6%

Transportation & Logistics posted a profit of €83 million in the first quarter. For comparison, the loss of €54 million in the prior-year period included the €116 million in project charges mentioned above, related mainly to high-speed trains. Transportation & Logistics recorded PPA effects of €13 million related to its acquisition of Invensys Rail which closed in the third quarter of fiscal 2013. First-quarter orders rose sharply year-over-year, due mainly to a higher volume from major orders including a large share of the Saudi Arabia order mentioned above. Revenue was up 22% compared to the prior-year period. Progress in executing large rolling stock projects included regulatory approval for high-speed trains in Germany, four of which were delivered to Deutsche Bahn during the current quarter. Growth in both orders and revenue benefited from the acquisition of Invensys Rail between the periods under review.

First-quarter profit at Power Grid Solutions & Products rose to €127 million from €100 million a year earlier. The improvement was due mainly to a more favorable business mix. Revenue was down slightly year-over-year, while order growth of 7% was driven by major orders for rail electrification, including a share in the Saudi Arabia order mentioned above. On a comparable basis, revenue was up 4% and orders rose 12% year-over-year. On a geographic basis, double-digit order growth in Europe, C.I.S., Africa, Middle East was partly offset by slight declines in the Americas and Asia, Australia, while revenue growth in Asia, Australia and Europe, C.I.S., Africa, Middle East was more than offset by a decline in the Americas.

Building Technologies contributed €115 million to Sector profit in the first quarter, up from €92 million in the same period a year ago. The increase was driven mainly by productivity improvements from successful implementation of the “Siemens 2014” program, and by a more favorable business mix resulting from Building Technologies’ strategy of selective order intake in prior periods. Due in part to this ongoing strategy, first-quarter revenue was 4% lower year-over-year and orders came in near the prior-year level.

C.2.2.5 Equity Investments

Profit at Equity Investments was €81 million in the first quarter. For comparison, profit of €122 million a year earlier included €51 million related to Siemens’ stake in NSN. This stake was sold between the periods under review.

C.2.2.6 Financial Services (SFS)

	First three months of fiscal
	2014	2013	% Change
	(in millions of €)
Income before income taxes	110	117	(7)%

	Dec. 31, 2013	Sep. 30, 2013
Total assets	18,981	18,661	2%

SFS made a solid contribution to profit in the first quarter, with €110 million in income before income taxes compared to €117 million in the prior-year period. SFS also continued to successfully execute its growth strategy despite substantial early terminations of financings and negative currency translation effects. Total assets rose to €18.981 billion from €18.661 billion at the end of fiscal 2013.

C.2.2.7 Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of their respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a profit of €10 million in the first three months of fiscal 2014, compared to a profit of €1 million in the same period a year earlier.

Siemens Real Estate (SRE)

Income before income taxes at SRE was €132 million in the first quarter compared to €45 million in the same period a year earlier. As in the past, income from SRE continues to be highly dependent on disposals of real estate.

Corporate items and pensions

Corporate items and pensions reported a loss of €186 million in the first quarter compared to a loss of €166 million in the same period a year earlier. Within these figures, the loss at Corporate items was €88 million compared to a loss of €68 million in the prior-year period. Centrally carried pension expense for the first quarter totaled €98 million, unchanged compared to the prior-year period.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items increased to €32 million from €20 million in the prior-year quarter. The improvement included higher interest income from liquidity at Corporate Treasury.

C.2.3 Reconciliation to adjusted EBITDA

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012 (in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expenses), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Sectors
Energy Sector	506	410	28	(77)	(13)	(8)	490	495	26	27	95	116	612	638	10.6%	10.1%
therein:
Power Generation	536	531	8	14	(7)	(6)	535	523	15	17	49	53	599	593
Wind Power	63	52	2	(3)	(5)	(1)	65	56	8	6	25	21	97	83
Power Transmission	(84)	(16)	7	5	(2)	(2)	(89)	(19)	3	3	21	26	(64)	10
Healthcare Sector	471	503	2	2	4	—	465	501	71	83	77	79	613	663	19.8%	20.4%
therein:
Diagnostics	100	111	—	—	3	3	97	108	47	51	50	53	193	212
Industry Sector	482	506	—	2	(1)	(2)	483	507	74	64	73	76	630	646	14.6%	14.7%
therein:
Industry Automation	338	313	—	—	—	(1)	339	314	61	49	27	27	427	391
Drive Technologies	133	169	—	2	(1)	(1)	133	168	11	12	42	45	187	226
Infrastructure & Cities Sector	330	141	10	12	(3)	(4)	323	133	32	29	39	39	395	201	9.0%	4.8%
therein:
Transportation & Logistics	83	(54)	7	9	(2)	(2)	79	(61)	17	3	13	10	108	(48)
Power Grid Solutions & Products	127	100	2	2	(1)	(1)	125	98	5	9	16	17	146	124
Building Technologies	115	92	1	—	(1)	(1)	115	93	10	16	10	11	135	121
Total Sectors	1,789	1,560	41	(62)	(13)	(14)	1,761	1,636	204	201	284	310	2,249	2,148

Equity Investments	81	122	75	133	4	(11)	1	—	—	—	—	—	1	—
Financial Services (SFS)	110	117	24	25	145	110	(60)	(18)	1	1	50	57	(9)	41
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	10	1	14	1	(1)	—	(4)	1	—	1	—	—	(3)	2
Siemens Real Estate (SRE)	132	45	—	—	(27)	(28)	159	73	—	—	61	65	220	138
Corporate items and pensions	(186)	(166)	—	—	(185)	(78)	(1)	(87)	5	4	14	13	17	(70)
Eliminations, Corporate Treasury and other reconciling items	32	20	—	(1)	51	32	(19)	(11)	—	—	(8)	(9)	(27)	(20)

Siemens	1,967	1,700	154	95	(24)	10	1,837	1,594	210	208	402	436	2,449	2,239

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million and €— million for the first three months ended December 31, 2013 and 2012, respectively.

C.3 FINANCIAL POSITION

C.3.1 CAPITAL STRUCTURE

As of December 31, 2013 and September 30, 2013 the capital structure ratios were as follows:

	December 31, 2013	September 30, 2013
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	2,883	1,944
Plus: Long-term debt(1)	18,377	18,509
Less: Cash and cash equivalents	(8,885)	(9,190)
Less: Current available-for-sale financial assets	(666)	(601)

Net debt	11,709	10,663
Less: SFS Debt(2)	(16,022)	(15,600)
Plus: Post-employment benefits(3)	8,771	9,265
Plus: Credit guarantees	605	622
Less: 50% nominal amount hybrid bond(4)	(900)	(899)
Less: Fair value hedge accounting adjustment(5)	(1,166)	(1,247)

Adjusted industrial net debt	2,998	2,805

Adjusted EBITDA (continuing operations)	2,449	8,215

Adjusted industrial net debt / adjusted EBITDA (continuing operations)(6)	0.31	0.34

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,166 million as of December 31, 2013 and €1,247 million as of September 30, 2013.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. These rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities.

(3)	To reflect Siemens’ total pension liability, adjusted industrial net debt includes line item Post-employment benefits as presented in D.3 Consolidated Statements of Financial Position.

(4)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(5)	Debt is generally reported with a value representing approximately the amount to be repaid. However, for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Note 31 in D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2013.

(6)	In order to calculate this ratio, adjusted EBITDA (continuing operations) for the current period needs to be annualized.

C.3.2 CASH FLOWS

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for the first three months of fiscal 2014 and 2013 for both continuing and discontinued operations.

Cash flows	Continuing operations		Discontinued operations		Continuing and discontinued operations
	First three months of fiscal
	2014	2013	2014	2013	2014	2013
	(in millions of €)
Cash flows from:
Operating activities	(303)	(1,044)	(36)	68	(339)	(976)
Investing activities	(905)	(576)	(71)	(56)	(976)	(632)
therein: Additions to intangible assets and property, plant and equipment	(355)	(372)	(5)	(48)	(360)	(420)
Free cash flow	(658)	(1,416)	(41)	20	(699)	(1,395)
Financing activities	938	(1,412)	107	(12)	1,045	(1,424)

Cash flows from operating activities—After a strong cash performance at the end of fiscal 2013, continuing operations used cash of €303 million in the first quarter of fiscal 2014, a reduced cash outflow compared to €1.044 billion in the same period a year earlier. While the cash outflows in both periods were due mainly to a build-up of operating net working capital, the total was €1.4 billion in the current period compared to a considerably higher amount of €2.6 billion in the prior-year period. In the current period, the primary factors in the build-up were a decrease in trade payables and an increase in inventories. Within the Sectors, Energy recorded the largest increase in operating net working capital. Cash outflows in both periods were partly offset by cash inflows related to income from continuing operations of €1.386 billion in the first three months of fiscal 2014 and €1.150 billion in the same period of fiscal 2013, respectively.

Discontinued operations used cash of €36 million in the first three months of fiscal 2014, compared to cash provided of €68 million in the prior-year period, which included larger cash inflows at OSRAM.

Cash flows from investing activities—Cash used in investing activities for continuing operations amounted to €905 million in the first quarter, compared to cash used of €576 million in the prior-year period. The increase in cash outflows from investing activities was due mainly to a higher new business volume at SFS, despite substantial early terminations of financings. Cash outflows for receivables from financing activities were €597 million in the first quarter, compared to €119 million in the prior-year period. Cash inflows from disposal of investments, intangibles and property, plant and equipment were €193 million, up from €56 million in the prior-year period due mainly to higher proceeds from disposals of real estate at SRE.

Free cash flow from continuing and discontinued operations amounted to a negative €699 million in the first three months of fiscal 2014, compared to a negative €1.395 billion a year earlier. The reduction year-over-year resulted primarily from lower cash outflows from operating activities for continuing operations as discussed above.

On a sequential basis, Free cash flow during the first quarter of fiscal 2014 and during fiscal 2013 was as follows:

Cash flows from financing activities—Financing activities for continuing operations provided cash of €938 million in the first quarter, compared to cash used of €1.412 billion in the same period a year earlier. The change in cash flows year-over-year was due mainly to two factors. Firstly, in the current period we recorded cash inflows of €1.138 billion from the change in short-term debt and other financing activities, primarily from the issuance of commercial paper, compared to cash outflows of €21 million in the prior-year period. Secondly, we had no cash outflows for the purchase of treasury shares in the first quarter, compared to €1.219 billion for these transactions in the same period a year earlier.

C.3.3 POST-EMPLOYMENT BENEFITS

At the end of the first quarter of fiscal 2014, the funded status of Siemens’ defined benefit plans showed an underfunding of €8.6 billion, compared to an underfunding of €9.1 billion at the end of fiscal 2013. Therein included is an underfunding for pension plans of €8.0 billion and €8.5 billion as of December 31, 2013, and September 30, 2013, respectively. Siemens’ defined benefit obligation (DBO) decreased in the first three months of fiscal 2014 while the fair value of Siemens’ plan assets increased.

The DBO of Siemens’ defined benefit plans, which takes into account future compensation and pension increases, amounted to €32.8 billion on December 31, 2013, compared to €33.2 billion on September 30, 2013. The DBO decreased in the first quarter primarily due to an increase in the discount rate assumption and also due to benefits paid. These effects were partly offset by accrued service and interest costs.

The fair value of Siemens’ plan assets as of December 31, 2013 was €24.2 billion compared to €24.1 billion on September 30, 2013. The actual return on plan assets for the first quarter of fiscal 2014 amounted to €421 million, resulting mainly from equity investments. Employer contributions amounted to €147 million in the first three months of fiscal 2014. These effects were partly offset by benefits paid.

For more information on Siemens’ post-employment benefits, see Note 6 in D.6 Notes to Condensed Interim Consolidated Financial Statements.

C.4 NET ASSETS POSITION

While our total assets were influenced by negative currency translation effects of €1.245 billion, both total current assets and total non-current assets as of December 31, 2013 remained nearly unchanged from the same level as of September 30, 2013, due mainly to an increase in other financial assets and inventories. Whereas other financial assets increased mainly due to higher loans receivable at SFS in connection with its growth strategy, inventories increased particularly in Energy.

Total current liabilities at the end of the first quarter of fiscal 2014 decreased moderately by €1.347 billion compared to the end of fiscal 2013 due mainly to a decrease of €1.065 billion in trade payables, particularly in Energy, and a decrease of €983 million in other current liabilities, due mainly to a decrease in personnel-related liabilities. The overall decrease in total current liabilities was partly offset by an increase of €939 million in short-term debt and current maturities of long-term debt, which was due mainly to the issuance of commercial paper.

Total non-current liabilities decreased modestly by €664 million in the first quarter, due mainly to a decrease of €0.5 billion in the pension plan underfunding.

Total equity increased by €1.747 billion compared with September 30, 2013, due mainly to a net income of €1.457 billion in the current quarter.

C.5 SUBSEQUENT EVENT

After the end of the first quarter of fiscal 2014, Siemens closed the sale of its business for treating and processing municipal and industrial water and wastewater that were bundled in the Siemens Water Technologies Business Unit, as well as the related service activities, to funds managed by AEA Investors LP, U.S. for a preliminary consideration of €0.6 billion. This transaction is not expected to result in significant effects on income from discontinued operations in coming quarters, but will result in a net cash inflow in the second quarter of fiscal 2014.

C.6 OUTLOOK

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a recovery until late in the fiscal year. We expect orders to exceed revenue, for a book-to-bill ratio above 1. Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares outstanding of 843 million as of September 30, 2013. Furthermore, it excludes impacts related to legal and regulatory matters.

C.7 RISKS AND OPPORTUNITIES

In our Annual Report for fiscal 2013 we described certain risks which could have a material adverse effect on our business, financial condition (including effects on assets, liabilities and cash flows), results of operations and reputation, our most significant opportunities as well as the design of our risk management system.

During the first three months of fiscal 2014, we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2013 and in C.1 Overview for the first quarter of fiscal 2014, C.2.2 Segment information, and in legal proceedings in Note 9 in D.6 Notes to Condensed Interim Consolidated Financial Statements. Additional risks and opportunities not known to us or that we currently consider immaterial could also affect our business operations. We do not expect to incur any risks that either individually or in combination could endanger our ability to continue as a going concern. We refer also to C.8 Notes and forward-looking statements.

C.8 NOTES AND FORWARD-LOOKING STATEMENTS

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation or as alternatives to measures of Siemens’ net assets and financial positions or results of operations as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

D. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

D.1 CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012

(in millions of €, per share amounts in €)

	Note	2014	2013
Revenue		17,325	17,925
Cost of sales		(12,086)	(12,738)

Gross profit		5,239	5,187
Research and development expenses		(959)	(994)
Selling and general administrative expenses		(2,594)	(2,601)
Other operating income	3	315	139
Other operating expenses		(164)	(137)
Income from investments accounted for using the equity method, net		154	95
Interest income	4	256	233
Interest expenses	4	(189)	(189)
Other financial income (expenses), net	4	(92)	(34)

Income from continuing operations before income taxes		1,967	1,700
Income tax expenses		(581)	(550)

Income from continuing operations		1,386	1,150
Income from discontinued operations, net of income taxes	2	71	64

Net income		1,457	1,214

Attributable to:
Non-controlling interests		25	16
Shareholders of Siemens AG		1,432	1,197

Basic earnings per share	12
Income from continuing operations		1.61	1.34
Income from discontinued operations		0.08	0.07

Net income		1.70	1.42

Diluted earnings per share	12
Income from continuing operations		1.60	1.33
Income from discontinued operations		0.08	0.07

Net income		1.68	1.40

D.2 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012

(in millions of €)

	2014	2013
Net income	1,457	1,214
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	376	(95)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(368)	(375)
Available-for-sale financial assets	223	1
Derivative financial instruments	9	74

	(136)	(300)

Other comprehensive income, net of income taxes(1)	240	(395)

Total comprehensive income	1,697	818

Attributable to:
Non-controlling interests	26	2
Shareholders of Siemens AG	1,671	817

(1)	Includes income (expenses) resulting from investments accounted for using the equity method of €(48) million and €(66) million, respectively, for the three months ended December 31, 2013 and 2012 of which €1 million and €(59) million, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

D.3 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2013 (unaudited) and September 30, 2013

(in millions of €)

	Note	12/31/13	09/30/13
ASSETS
Cash and cash equivalents		8,885	9,190
Available-for-sale financial assets		666	601
Trade and other receivables		14,621	14,853
Other current financial assets		3,226	3,250
Inventories		16,060	15,560
Current income tax assets		637	794
Other current assets		1,407	1,297
Assets classified as held for disposal	2	1,246	1,393

Total current assets		46,748	46,937

Goodwill		17,623	17,883
Other intangible assets		4,889	5,057
Property, plant and equipment		9,608	9,815
Investments accounted for using the equity method		3,085	3,022
Other financial assets		15,760	15,117
Deferred tax assets		3,008	3,234
Other assets		952	872

Total non-current assets		54,924	54,999

Total assets		101,672	101,936

LIABILITIES AND EQUITY
Short-term debt and current maturities of long-term debt	5	2,883	1,944
Trade payables		6,534	7,599
Other current financial liabilities		1,724	1,515
Current provisions		4,290	4,485
Current income tax liabilities		1,953	2,151
Other current liabilities		18,719	19,701
Liabilities associated with assets classified as held for disposal	2	418	473

Total current liabilities		36,521	37,868

Long-term debt	5	18,377	18,509
Post-employment benefits	6	8,771	9,265
Deferred tax liabilities		527	504
Provisions		3,843	3,907
Other financial liabilities		1,260	1,184
Other liabilities		2,000	2,074

Total non-current liabilities		34,779	35,443

Total liabilities		71,300	73,312

Equity	7
Issued capital, no par value(1)		2,643	2,643
Capital reserve		5,458	5,484
Retained earnings		24,461	22,663
Other components of equity		131	268
Treasury shares, at cost(2)		(2,837)	(2,946)

Total equity attributable to shareholders of Siemens AG		29,856	28,111

Non-controlling interests		516	514

Total equity		30,372	28,625

Total liabilities and equity		101,672	101,936

(1)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(2)	36,583,797 and 37,997,595 shares, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

D.4 CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012

(in millions of €)

	2014	2013
Cash flows from operating activities
Net income	1,457	1,214
Adjustments to reconcile net income to cash flows from operating activities–continuing operations
Income from discontinued operations, net of income taxes	(71)	(64)
Amortization, depreciation and impairments	612	644
Income tax expenses	581	550
Interest (income) expenses, net	(67)	(44)
(Gains) losses on disposals of assets related to investing activities, net(1)	(126)	(37)
Other (income) losses from investments(1)	(154)	(83)
Other non-cash (income) expenses	268	129
Change in assets and liabilities
Inventories	(682)	(447)
Trade and other receivables	70	(684)
Trade payables	(962)	(1,479)
Other assets and liabilities	(1,054)	(323)
Additions to assets leased to others in operating leases	(79)	(92)
Income taxes paid	(423)	(569)
Dividends received	102	25
Interest received	227	216

Cash flows from operating activities–continuing operations	(303)	(1,044)
Cash flows from operating activities–discontinued operations	(36)	68

Cash flows from operating activities–continuing and discontinued operations	(339)	(976)
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(355)	(372)
Acquisitions of businesses, net of cash acquired	1	(29)
Purchase of investments(1)	(104)	(85)
Purchase of current available-for-sale financial assets	(74)	(6)
Change in receivables from financing activities	(597)	(119)
Disposal of investments, intangibles and property, plant and equipment(1)	193	56
Disposal of businesses, net of cash disposed	12	(41)
Disposal of current available-for-sale financial assets	20	20

Cash flows from investing activities–continuing operations	(905)	(576)
Cash flows from investing activities–discontinued operations	(71)	(56)

Cash flows from investing activities–continuing and discontinued operations	(976)	(632)
Cash flows from financing activities
Purchase of treasury shares	—	(1,219)
Other transactions with owners	(6)	(4)
Repayment of long-term debt (including current maturities of long-term debt)	(5)	(8)
Change in short-term debt and other financing activities	1,138	(21)
Interest paid	(78)	(123)
Dividends attributable to non-controlling interests	(4)	(42)
Financing discontinued operations(2)	(107)	6

Cash flows from financing activities–continuing operations	938	(1,412)
Cash flows from financing activities–discontinued operations	107	(12)

Cash flows from financing activities–continuing and discontinued operations	1,045	(1,424)
Effect of changes in exchange rates on cash and cash equivalents	(53)	(43)
Change in cash and cash equivalents	(323)	(3,075)
Cash and cash equivalents at beginning of period	9,234	10,950

Cash and cash equivalents at end of period	8,911	7,875
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	25	52

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,885	7,823

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed generally through Corporate Treasury.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

D.5 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012

(in millions of €)

			Total comprehensive income
					Other components of equity
					Items that may be reclassified subsequently to profit or loss
	Issued capital	Capital reserve	Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
Balance as of October 1, 2012 (as previously reported)	2,643	6,173	22,756		857	245	(44)	23,814	(1,897)	30,733	569	31,302
Effect of retrospectively adopting IAS 19R	—	—	122		—	—	—	122	—	122	—	122

Balance as of October 1, 2012(1)	2,643	6,173	22,877		857	245	(44)	23,936	(1,897)	30,855	569	31,424

Net income	—	—	1,197		—	—	—	1,197	—	1,197	16	1,214
Other comprehensive income, net of income taxes	—	—	(95	)(2)	(360)	1	73	(381)	—	(381)	(15)	(395	)(3)
Dividends	—	—	—		—	—	—	—	—	—	(48)	(48)
Share-based payment	—	(11)	(22)		—	—	—	(22)	—	(33)	—	(33)
Purchase of treasury shares	—	—	—		—	—	—	—	(1,174)	(1,174)	—	(1,174)
Re-issuance of treasury shares	—	—	—		—	—	—	—	116	116	—	116
Transactions with non-controlling interests	—	—	(1)		—	—	—	(1)	—	(1)	3	2
Other changes in equity	—	(553)	(2)		—	—	—	(2)	—	(555)	—	(555)

Balance as of December 31, 2012	2,643	5,610	23,954		497	246	30	24,727	(2,955)	30,025	526	30,551

Balance as of October 1, 2013	2,643	5,484	22,663		(160)	428	(1)	22,930	(2,946)	28,111	514	28,625

Net income	—	—	1,432		—	—	—	1,432	—	1,432	25	1,457
Other comprehensive income, net of income taxes	—	—	376	(2)	(368)	223	9	239	—	239	—	240	(3)
Dividends	—	—	—		—	—	—	—	—	—	(14)	(14)
Share-based payment	—	(28)	(7)		—	—	—	(7)	—	(36)	—	(36)
Re-issuance of treasury shares	—	3	—		—	—	—	—	110	113	—	113
Transactions with non-controlling interests	—	—	(4)		—	—	—	(4)	—	(4)	(9)	(13)
Other changes in equity	—	—	2		—	—	—	2	—	2	—	2

Balance as of December 31, 2013	2,643	5,458	24,461		(528)	651	8	24,592	(2,837)	29,856	516	30,372

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation in D.6 Notes to Condensed Interim Consolidated Financial Statements.

(2)	Items of Other comprehensive income that will not be reclassified to profit or loss consist of Remeasurements of defined benefit plans of €376 million and
€(95) million, respectively in the three months ended December 31, 2013 and 2012. Remeasurements of defined benefit plans are included in line item Retained earnings.

(3)	In the three months ended December 31, 2013 and 2012, Other comprehensive income, net of income taxes, includes non-controlling interests of €- million and €- million relating to Remeasurements of defined benefit plans, €- million and €(15) million relating to Currency translation differences, €- million and €- million relating to Available-for-sale financial assets and €- million and €1 million relating to Derivative financial instruments.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

D.6 NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION (continuing operations–unaudited)

As of and for the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012 and as of September 30, 2013

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	12/31/13	9/30/13	2014	2013	2014	2013	2014	2013
Sectors
Energy	7,217	7,372	5,717	6,240	65	63	5,782	6,303	506	410	2,902	1,621	(702)	(790)	71	73	122	144
Healthcare	3,199	3,286	3,087	3,246	7	5	3,094	3,252	471	503	11,005	11,023	288	225	71	52	148	162
Industry	4,611	4,289	3,949	4,044	370	367	4,319	4,411	482	506	6,899	6,549	79	201	57	54	147	139
Infrastructure & Cities	6,323	4,364	4,221	3,983	143	158	4,364	4,141	330	141	5,363	4,973	(103)	(366)	44	49	72	68

Total Sectors	21,350	19,311	16,974	17,512	585	594	17,559	18,106	1,789	1,560	26,169	24,166	(438)	(730)	244	228	488	513
Equity Investments	—	—	—	—	—	—	—	—	81	122	2,752	2,488	(4)	—	—	—	—	—
Financial Services (SFS)	226	203	183	192	44	12	226	203	110	117	18,981	18,661	106	95	9	43	51	58
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	61	67	58	64	3	3	61	67	10	1	(289)	(267)	35	(17)	2	—	1	1
Siemens Real Estate (SRE)	587	600	61	75	526	525	587	600	132	45	4,626	4,747	(74)	(93)	83	87	61	65
Corporate items and pensions	83	126	49	82	35	45	83	126	(186)	(166)	(10,502)	(11,252)	(339)	(435)	18	15	18	18
Eliminations, Corporate Treasury and other reconciling items	(1,472)	(1,134)	—	—	(1,192)	(1,178)	(1,192)	(1,178)	32	20	59,936	63,393	56	(235)	(1)	—	(8)	(9)

Siemens	20,836	19,173	17,325	17,925	—	—	17,325	17,925	1,967	1,700	101,672	101,936	(658)	(1,416)	355	372	612	645

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

1. BASIS OF PRESENTATION

The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided. Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the fields of electronics and electrical engineering.

Interim Consolidated Financial Statements—The accompanying Consolidated Statements of Financial Position as of December 31, 2013, the Consolidated Statements of Income for the three months ended December 31, 2013 and 2012, the Consolidated Statements of Comprehensive Income for the three months ended December 31, 2013 and 2012, the Consolidated Statements of Cash Flows for the three months ended December 31, 2013 and 2012, the Consolidated Statements of Changes in Equity for the three months ended December 31, 2013 and 2012 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2013. The interim financial statements apply the same accounting principles and practices as those used in the 2013 annual financial statements except as described at recently adopted accounting pronouncements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2013, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on January 31, 2014.

Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes—In interim periods, income tax expenses are based on the current estimated annual effective tax rate of Siemens.

Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of October 1, 2013, Siemens adopted IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and consequential amendments to IAS 27, Separate Financial Statements (amended 2011) and IAS 28, Investments in Associates and Joint Ventures (amended 2011). IFRS 10 provides a comprehensive concept of control in determining whether an entity is to be consolidated, IFRS 11 provides guidance on accounting for joint arrangements by focusing on rights and obligations of the arrangement and IFRS 12 provides comprehensive disclosure requirements for all forms of interests in other entities. The standards are applied on a retrospective basis. The adoption of the new standards did not have a material impact on the Company’s Consolidated Financial Statements; disclosures according to IFRS 12 will be provided in the Notes to the annual Consolidated Financial Statements.

As of October 1, 2013, Siemens adopted IFRS 13, Fair Value Measurement. The new standard defines fair value and standardizes disclosures on fair value measurements of both financial and non-financial instrument items. The standard is applied on a prospective basis. The adoption of IFRS 13 did not have a material impact on the Company’s Consolidated Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

In November 2013, the IASB issued IFRS 9, Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), which introduces new regulations regarding the application of hedge accounting and which provides corresponding additional disclosure requirements, to better reflect an entities’ risk management activities especially with regard to managing non-financial risks, and to provide enhanced information on these activities. The amendments permit to separately adopt the requirement of IFRS 9 to present the effects of own credit risk on liabilities designated at fair value through profit or loss in other comprehensive income without adopting IFRS 9 in its entirety. The mandatory effective date of IFRS 9 of annual reporting periods beginning on or after January 1, 2015 was removed, however, early application is still permitted. The European Financial Reporting Advisory Group postponed its endorsement advice on IFRS 9. The Company is currently assessing the impacts of adopting IFRS 9 on the Company’s Consolidated Financial Statements.

2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of December 31, 2013 include assets held for disposal of €487 million and liabilities held for disposal of €186 million, respectively, that do not qualify as discontinued operations. As of December 31, 2013, the assets and liabilities mainly include the Business Unit TurboCare of the Energy Sector.

Discontinued operations

General

Net income from discontinued operations presented in the Consolidated Statements of Income for the three months ended December 31, 2013 and 2012 amount to €71 million (thereof €64 million income tax) and €64 million (thereof €(71) million income tax), respectively.

Net income from discontinued operations attributable to shareholders of Siemens AG for the three months ended December 31, 2013 and 2012 amount to €70 million and €61 million, respectively.

Water Technologies — discontinued operations, assets and liabilities held for disposal

The Business Unit Water Technologies is classified as held for disposal and discontinued operations since the fourth quarter of fiscal 2013. In the three months ended December 31, 2013, Siemens signed an agreement to sell the disposal group to funds managed by American European Associates Investors LP (AEA), U.S., for a preliminary consideration of €612 million. In January 2014, Siemens closed the transaction.

Accordingly, the results of Water Technologies are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Three months ended December 31,
	2013	2012
	(in millions of €)
Revenue	198	225
Expenses	(197)	(231)
Income on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	2	—

Pretax income (loss) from discontinued operations	2	(6)

Income taxes on ordinary activities	(2)	2
Income taxes on the income on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	(1)	—

Loss from discontinued operations, net of income taxes	(1)	(5)

The assets and liabilities of Water Technologies are presented as held for disposal in the Consolidated Statements of Financial Position as of December 31, 2013 and September 30, 2013. The carrying amounts of the major classes of assets and liabilities of Water Technologies were as follows:

	December 31, 2013	September 30, 2013
	(in millions of €)
Trade and other receivables	139	155
Inventories	141	144
Financial assets	36	35
Goodwill	152	155
Other intangible assets	103	103
Property, plant and equipment	162	157
Other assets	25	19

Assets classified as held for disposal	758	768

Trade payables	62	79
Current provisions	36	36
Other current liabilities	79	92
Post-employment benefits	8	13
Other liabilities	46	37

Liabilities associated with assets classified as held for disposal	232	258

OSRAM, Siemens IT Solutions and Services, SV and Com — discontinued operations

Net results of discontinued operations of OSRAM, Siemens IT Solutions and Services, SV activities and the former operating segment Com presented in the Consolidated Statements of Income in the three months ended December 31, 2013 and 2012 amounted to €72 million (thereof €68 million income tax) and €68 million (thereof €(72) million income tax), respectively. Income tax includes €65 million related to former Communications activities in the three months ended December 31, 2013 and €(67) million for OSRAM in the three months ended December 31, 2012.

3. OTHER OPERATING INCOME

Other operating income in the three months ended December 31, 2013 and 2012 includes €119 million and €34 million, respectively, in gains from the disposal of property, plant and equipment including gains from partially leased back real estate under operating leases.

4. INTEREST INCOME, INTEREST EXPENSES AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Three months ended December 31,
	2013	2012
	(in millions of €)
Interest income from post-employment benefits	—	2
Interest income other than from post-employment benefits	256	231

Interest income	256	233

Interest expenses from post-employment benefits	(78)	(76)
Interest expenses other than from post-employment benefits	(111)	(114)

Interest expenses	(189)	(189)

Income (expenses) from available-for-sale financial assets, net	1	(5)
Miscellaneous financial income (expenses), net	(93)	(28)

Other financial income (expenses), net	(92)	(34)

Total amounts of item interest income and (expenses) other than from post-employment benefits were as follows:

	Three months ended December 31,
	2013	2012
	(in millions of €)
Interest income other than from post-employment benefits	256	231
Interest expenses other than from post-employment benefits	(111)	(114)

Interest income (expenses), net, other than from post-employment benefits	145	117

Thereof: Interest income (expenses) of operations, net	(8)	—
Thereof: Other interest income (expenses), net	153	118

Item Interest income (expenses) of operations, net includes interest income and expenses primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expenses), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

In the three months ended December 31, 2013, the fair value of warrants issued together with US$3 billion bonds in fiscal 2012 increased mainly due to an increase in the underlying Siemens and OSRAM share prices, resulting in a pretax loss of €125 million disclosed in Other financial income (expenses), net and in Corporate items for segment reporting purposes.

5. DEBT

	Dec. 31, 2013	Sept. 30, 2013
	(in millions of €)
Short-term
Notes and bonds	1,419	1,431
Loans from banks	322	412
Other financial indebtedness	1,121	82
Obligations under finance leases	20	20

Short-term debt and current maturities of long-term debt	2,883	1,944

Long-term
Notes and bonds (maturing until 2066)	16,878	17,060
Loans from banks (maturing until 2023)	1,223	1,233
Other financial indebtedness (maturing until 2027)	165	106
Obligations under finance leases	111	110

Long-term debt	18,377	18,509

	21,260	20,453

As of December 31, 2013, commercial papers of €942 million were outstanding; as of September 30, 2013, none were outstanding.

6. POST-EMPLOYMENT BENEFITS

Unless otherwise stated, all numbers presented below refer only to continuing operations.

COMPONENTS OF DEFINED BENEFIT COST RECOGNIZED IN THE CONSOLIDATED STATEMENTS OF INCOME:

	Three months ended December 31,
	2013 Total	2012 Total
	(in millions of €)
Current service cost	120	129
Net interest expenses	78	76
Net interest income	—	(2)
Amendments / Curtailments / Settlements	—	(5)
Liability administration expenses	3	5

Defined benefit cost (income)	200	202

FUNDED STATUS OF POST-EMPLOYMENT BENEFITS

At the end of the first three months of fiscal 2014, the funded status of Siemens’ defined benefit plans states an underfunding of €8.6 billion, compared to an underfunding of €9.1 billion at the end of fiscal 2013. This includes an underfunding for pension plans of €8.0 billion and €8.5 billion as of December 31, 2013, and September 30, 2013, respectively.

The weighted-average discount rate used to determine the estimated DBO of Siemens’ defined benefit plans as of December 31, 2013, and September 30, 2013, is 3.5% and 3.4%, respectively.

Contributions made by the Company to its post-employment benefit plans during the three months ended December 31, 2013 and 2012 were €147 million and €266 million, respectively.

7. SHAREHOLDERS’ EQUITY

TREASURY STOCK

In November 2013, Siemens announced a share buyback of up to €4 billion ending latest on October 31, 2015. The buybacks will be made under the current authorization granted at the Annual Shareholders’ Meeting on January 25, 2011, which allows for further share repurchases of a maximum of 47.8 million shares under this program. Shares repurchased may be used for cancelling and reducing capital stock, for issuing shares to current and former employees, to members of the Managing Board and board members of affiliated companies and for meeting obligations from or in connection with convertible bonds or warrant bonds.

In the three months ended December 31, 2013 and 2012, Siemens transferred a total of 1,413,798 and 1,497,978 of treasury stock, respectively, in connection with share-based payment plans. In the three months ended December 31, 2012, Siemens repurchased 15,022,634 treasury shares at a weighted average share price of €78.15.

CHANGES AFTER PERIOD-END

At the Annual Shareholders’ Meeting on January 28, 2014, the Company’s shareholders passed a resolution on the appropriation of net income of Siemens AG, approving and authorizing a dividend of €3.00 per share, representing a €2.5 billion dividend payment. The dividend was paid on January 29, 2014.

Authorized Capital 2009 expired on January 26, 2014. At the Annual Shareholders’ Meeting on January 28, 2014, shareholders resolved on the creation of Authorized Capital 2014. Authorized Capital 2014 authorizes the Managing Board, with the approval of the Supervisory Board, to increase capital stock by up to nominal €528.6 million through issuing up to 176.2 million no par value shares for contributions in cash or in kind until January 27, 2019 with the option of excluding subscription rights.

At the Annual Shareholders’ Meeting on January 28, 2014, shareholders resolved on the cancelation of the authorization to issue convertible bonds and/or warrant bonds dated January 25, 2011 as well as on cancelling Conditional Capital 2011. A new authorization of the Managing Board was granted which permits the issuance of convertible bonds and/or warrant bonds; in addition, shareholders resolved on the creation of Conditional Capital 2014. The new resolution allows the Managing Board to issue convertible and/or warrant bonds or a combination of these instruments in an aggregate principal amount of up to €15 billion, entitling the holders to subscribe to up to 80 million no par value shares, which represents an increase in capital stock of up to €240 million. Such bonds may be issued in exchange for contributions in cash and contributions in kind. Warrant bonds may be issued in exchange for consideration in kind to the extent that the terms and conditions of the warrants provide for full payment in cash of the option price per Siemens share upon exercise. The Managing Board is authorized to exclude shareholders’ subscription rights with the approval of the Supervisory Board. The authorization to issue convertible and/or warrant bonds expires on January 27, 2019.

By resolution at the Annual Shareholders’ Meeting on January 28, 2014, Conditional Capital 1999 and Conditional Capital 2001 were canceled, since of no further use. Originally provided for servicing share-based payment plans, the rights to shares under those plans expired in November 2010.

OTHER COMPREHENSIVE INCOME

The changes in other comprehensive income including non-controlling interests are as follows:

	Three months ended December 31, 2013			Three months ended December 31, 2012
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	489	(113)	376	(196)	101	(95)

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	223	—	223	(2)	(2)	(4)
Reclassification adjustments for gains (losses) included in net income	—	—	—	4	1	5

Net unrealized gains (losses) on available-for-sale financial assets	223	—	223	2	(1)	1
Unrealized gains (losses) on derivative financial instruments	44	(15)	29	102	(28)	74
Reclassification adjustments for gains (losses) included in net income	(29)	9	(20)	—	—	—

Net unrealized gains (losses) on derivative financial instruments	15	(5)	9	102	(28)	74
Foreign-currency translation differences	(368)	—	(368)	(375)	—	(375)

	(131)	(5)	(136)	(271)	(29)	(300)

Other comprehensive income	358	(118)	240	(467)	71	(395)

8. COMMITMENTS AND CONTINGENCIES

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	Dec. 31,	Sept. 30,
	2013	2013
	(in millions of €)
Guarantees
Credit guarantees	605	622
Guarantees of third-party performance	1,575	1,593
HERKULES obligations	1,490	1,890
Other	1,818	1,864

	5,488	5,970

9. LEGAL PROCEEDINGS

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Siemens’ Annual IFRS Consolidated Financial Statements are described below.

PUBLIC CORRUPTION PROCEEDINGS

Governmental and related proceedings

As previously reported, in August 2009 Siemens AG and the Republic of Argentina (Argentina) settled a dispute concerning allegations by Siemens that Argentina had unlawfully terminated a contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). Accordingly, any and all civil proceedings in connection with the case were discontinued. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority has initiated an investigation against individuals concerning alleged corruption of government officials in connection with the award of the contract for the DNI project to Siemens in calendar 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. In December 2013, the Argentinean investigative judge filed indictments against 17 individuals, including eight former and one current Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is among the defendants in the U.S. and the Argentinean proceedings. Siemens AG is neither a party to the U.S. nor to the Argentinean proceedings.

In August 2013, a Brazilian Appellate Court upheld a decision to suspend Siemens Ltda. Brazil from participating in public bids and signing contracts with public administrations in Brazil for a five year term, based on alleged irregularities in calendar 1999 and 2004 public tenders. Siemens was seeking remedial action against the decision of the Appellate Court. On January 29, 2014, the same court confirmed its prior decision with immediate effect. Siemens will further appeal this decision.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger. In January 2013, Siemens AG agreed on a settlement with Dr. Thomas Ganswindt. In December 2013 the Munich District Court ordered Mr. Neubürger to pay €15 million to Siemens AG. Siemens AG was ordered to transfer 16,588 shares of Siemens AG based on stock awards for fiscal 2004 and 2005 plus dividends to Mr. Neubürger, subject to Mr. Neubürger’s payment of €15 million to Siemens AG. Mr. Neubürger appealed against the judgment.

ANTITRUST PROCEEDINGS

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between calendar 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in calendar 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. In March 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies appealed the decision in May 2011. In December 2013, the European Court of Justice upheld the €396.6 million fine against Siemens AG. Corresponding charges against Siemens in New Zealand were dismissed by the High Court of New Zealand in October 2010, while investigations and proceedings in Brazil, the Czech Republic and Slovakia into comparable possible antitrust violations continue.

As previously reported, in September 2011, the Israeli Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement between April 1988 and April 2004 in the field of gas-insulated switchgear. In September 2013, the Israeli Antitrust Authority concluded that Siemens AG was a party to an illegal restrictive arrangement regarding the Israeli gas-insulated switchgear market between 1988 and 2004, with an interruption from October 1999 to February 2002. The Company is going to appeal this decision.

Based on the above mentioned conclusion of the Israeli Antitrust Authority, two electricity consumer groups filed each a motion to certify a class action for cartel damages against a number of companies including Siemens AG with an Israeli District Court in September 2013. Both class actions seek compensation for alleged damages, which are claimed to be in a range of €400 million to €600 million. In January 2014, Siemens agreed to a motion filed by another defendant to dismiss one of the motions to certify a class action, based on an almost full overlap between two motions to certify a class action. In addition, the Israel Electric Corporation (IEC) filed at the end of December 2013 a separate claim for damages with the Israeli state court against Siemens AG and other companies that allegedly formed a cartel in the Israeli gas insulated switchgear market in the amount of approximately €800 million. Siemens AG is defending itself against the actions.

In connection with a decision of the European Commission rendered in January 2007 regarding antitrust violations in the high-voltage gas-insulated switchgear market, which has become binding and final, claims are being made against Siemens. Among others, a claim was filed by National Grid Electricity Transmission Plc. (National Grid) with the High Court of England and Wales in November 2008. 21 companies have been named as defendants, including Siemens AG and various of its subsidiaries. National Grid originally asserted claims in the aggregate amount of approximately £249 million for damages and compound interest. In November 2012, National Grid increased the aggregate amount to £364 million due to accrued compound interest. In June 2009, the Siemens defendants filed their answers to the complaint and requested National Grid’s claim to be rejected. A case management conference was held in November 2012. The court session dealing with the merits is expected to be held in 2014. Siemens is defending itself against the action.

As previously disclosed, in May 2013, Siemens Ltda. Brazil entered into a leniency agreement with the Administrative Council for Economic Defense and other relevant authorities relating to several Brazilian metro transport projects. The Company is cooperating with the authorities. It cannot be excluded that significant cartel damages claims will be brought by customers against Siemens based on the outcome of the investigations.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In February 2013 TVO announced that it is preparing for the possibility that the start of the regular electricity production of the plant may be postponed until calendar year 2016. The supplier consortium and TVO continue to assess the schedule and the risk of further slippage in detail. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion. TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay beyond 56 months (beyond December 2013) as well as the further slippage in the schedule currently under assessment by the supplier consortium and TVO could lead TVO to further increase its counterclaims. In October 2013 the supplier consortium increased its claim for an extension of construction time and its monetary claims to €2.71 billion. The arbitration proceedings may continue for several years.

As previously reported, Siemens is involved in the construction of a power plant in the United States. Siemens Energy, Inc., USA, and Kvaerner North American Construction, Inc., USA (Kvaerner) are consortium partners in this project, commissioned by Longview Power LLC, USA (Longview). Foster Wheeler North America Corp, USA (Foster Wheeler) supplied the boiler for the project. Kvaerner filed an arbitration request before the American Arbitration Association in June 2011, and in October and November 2012, the parties filed claims for monetary damages against one another. The amounts claimed by Longview and Foster Wheeler from the consortium partners total approximately US$243 million. Siemens filed claims for monetary damages of approximately US$110 million against Longview and Foster Wheeler. Kvaerner is claiming approximately US$252.8 million from Longview and Foster Wheeler. Longview filed for bankruptcy under Chapter 11 of the US Bankruptcy Code, which has resulted in delays to the arbitration proceeding dealing with the claim and counterclaim.

As previously disclosed, in October 2013 Essent Wind Nordsee Ost Planungs- und Betriebsgesellschaft mbH filed a request for arbitration against Siemens AG alleging violations of a contract for the delivery of a High Voltage Substation entered into by the parties in 2010. The claimant claims damages in an amount of €256 million plus interest and a determination that Siemens AG shall be liable for any further damages, which are claimed to amount to €152 million. Siemens AG filed a motion to dismiss the request for arbitration. In addition, Siemens filed counterclaims of €48 million plus interest and requested a determination concerning compensation for all future damages.

10. FINANCIAL INSTRUMENTS

Fair values and carrying amounts of financial assets and financial liabilities are:

	December 31, 2013		September 30, 2013
	Fair value	Carrying amount	Fair value	Carrying amount
	(in millions of €)
Financial assets measured at cost or amortized cost
Trade and other receivables(1)	12,746	12,746	12,944	12,944
Receivables from finance leases	5,195	5,195	5,261	5,261
Cash and cash equivalents	8,885	8,885	9,190	9,190
Other non-derivative financial assets	11,540	11,540	11,126	11,126
Available-for-sale financial assets(2)	—	173	—	167
Financial assets measured at fair value
Available-for-sale financial assets	2,274	2,274	1,994	1,994
Derivative financial instruments	2,346	2,346	2,330	2,330
Financial liabilities measured at cost or amortized cost
Notes and bonds	18,582	18,297	18,742	18,491
Trade payables	6,534	6,534	7,599	7,599
Loans from banks and other financial indebtedness	2,820	2,832	1,821	1,832
Obligations under finance leases	164	130	167	130
Other non-derivative financial liabilities	1,846	1,846	1,651	1,651
Financial liabilities measured at fair value
Derivative financial instruments	1,139	1,139	1,047	1,047

(1)	Consists of (1) €12,734 million and €12,932 million trade receivables as of December 31, 2013 and September 30, 2013, respectively, as well as (2) €12 million and €11 million receivables included in line item Other financial assets as of December 31, 2013 and September 30, 2013, respectively.

(2)	Consists of available-for-sale equity instruments recognized at cost since a fair value could not be reliably measured.

The carrying amounts of cash and cash equivalents, trade and other receivables and trade payables with a remaining term of up to twelve months, other current financial liabilities and borrowings under revolving credit facilities represent a reasonable approximation of their fair value, mainly due to the short-term maturities of these instruments.

The following table allocates financial assets and financial liabilities measured at fair value to the three levels of the fair value hierarchy.

Level 1:	quoted prices in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	inputs for assets or liabilities not based on observable market data.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets(1)	2,113	161	—	2,274
Derivative financial instruments	—	2,346	—	2,346

Total	2,113	2,507	—	4,620

Financial liabilities measured at fair value
Derivative financial instruments	—	1,139	—	1,139

(1)	Level 1: Available-for-sale financial assets mainly relate to equity instruments.

	September 30, 2013
	Level 1	Level 2	Level 3	Total
	(in millions of €)
Financial assets measured at fair value
Available-for-sale financial assets(1)	1,884	110	—	1,994
Derivative financial instruments	—	2,330	—	2,330

Total	1,884	2,440	—	4,324

Financial liabilities measured at fair value
Derivative financial instruments	—	1,047	—	1,047

(1)	Level 1: Available-for-sale financial assets mainly relate to equity instruments.

In the three months ended December 31, 2013, there were no changes in valuation techniques used and no significant transfers from one level of the fair value hierarchy to another level.

11. SHARE-BASED PAYMENT

For a description of Siemens’ share-based payment plans and additional information, see Note 33 Share-based payment of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2013. Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €69 million and €65 million in the three months ended December 31, 2013 and 2012, respectively, and refers primarily to equity-settled awards.

STOCK AWARDS

Commitments to members of the Managing Board:

The remuneration system for the Managing Board was revised by the Supervisory Board, effective from fiscal 2014, which is explained in detail in the Compensation Report within Siemens’ Annual Report as of September 30, 2013.

In fiscal 2014 and 2013, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining an EPS-based target. The fair value of these entitlements amounting to €5 million and €6 million, respectively, in fiscal 2014 and 2013 was determined by calculating the present value of the target amount.

In fiscal 2014 and 2013, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors (for fiscal 2014 Philips was replaced by Alstom). The fair value of these entitlements amounts to €4 million and €7 million, respectively, in fiscal 2014 and 2013.

In fiscal 2014 and 2013, agreements were entered into which entitle members of the Managing Board to Bonus Awards. The fair value of these entitlements amounting to €2 million and €5 million, respectively, in fiscal 2014 and 2013, was determined by calculating the present value of the target amount.

Commitments to members of the senior management and other eligible employees:

In the three months ended December 31, 2013 and 2012, 769,049 and 1,308,171 stock awards, respectively, were granted to members of the senior management and other eligible employees contingent upon attaining an EPS-based target. The fair value of these stock awards amounts to €62 million and €85 million, respectively, in fiscal 2014 and 2013 and corresponds to the target amount representing the EPS target attainment.

In the three months ended December 31, 2013 and 2012, 652,162 and 849,908 stock awards, respectively, were granted to members of the senior management and other eligible employees contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these stock awards amounts to €56 million and €53 million, respectively, in fiscal 2014 and 2013, of which €40 million and €41 million relate to equity instruments.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Three months ended December 31,
	2013	2012
	Awards	Awards
Non-vested, beginning of period	4,876,455	4,217,588
Granted	1,421,211	2,158,079
Vested and transferred	(1,041,376)	(1,073,355)
Forfeited	(32,072)	(23,643)
Settled	(40,082)	(1,652)

Non-vested, end of period	5,184,136	5,277,017

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

In the three months ended December 31, 2013 and 2012, Siemens issued a new tranche under each of the following plans: the Share Matching Plan, the Monthly Investment Plan and the Base Share Program. The Managing Board decided that shares acquired under the Monthly Investment Plan issued in fiscal 2013 are transferred to the Share Matching Plan effective February 2014. Under the Base Share Program the Company incurred pretax expense from continuing operations of €32 million and €30 million, respectively, in the three months ended December 31, 2013 and 2012.

Entitlements to Matching Shares

In the three months ended December 31, 2013, 18,363 entitlements to matching shares forfeited and 8,836 entitlements to matching shares were settled, of the 1,733,497 beginning balance, which resulted in 1,706,298 entitlements to matching shares as of December 31, 2013. In the three months ended December 31, 2012, 14,203 entitlements to matching shares forfeited and 12,052 entitlements to matching shares were settled, of the 1,545,582 beginning balance, which resulted in 1,519,327 entitlements to matching shares as of December 31, 2012. The number of entitlements to matching shares that have been granted in the first quarter depends on the number of investment shares to be transferred in the second quarter and will be determined at that time.

12. EARNINGS PER SHARE

	Three months ended
	December 31,
	2013	2012
	(in millions of €; shares in thousands; earnings per share in €)
Income from continuing operations	1,386	1,150
Less: Portion attributable to non-controlling interest	25	14

Income from continuing operations attributable to shareholders of Siemens AG	1,362	1,136
Weighted average shares outstanding—basic	844,115	845,527
Effect of dilutive share-based payment	8,277	8,123

Weighted average shares outstanding—diluted	852,392	853,650
Basic earnings per share (from continuing operations)	€1.61	€1.34
Diluted earnings per share (from continuing operations)	€1.60	€1.33

At December 31, 2013 and 2012, the dilutive earnings per share computation does not contain 21,674 thousand shares relating to warrants issued with bonds. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

13. SEGMENT INFORMATION

Segment information is presented for continuing operations. For accounting policies of Segment information, see Note 36 Segment information of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2013.

As of October 1, 2013, a non-current available-for-sale financial asset measured at fair value of €721 million as of October 1, 2013, was retrospectively reclassified from segment Infrastructure & Cities to Equity Investments.

RECONCILIATION TO SIEMENS’ CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the reportable segments to Total assets of Siemens’ Consolidated Statements of Financial Position:

	December 31,	September 30,
	2013	2013
	(in millions of €)
Assets of Sectors	26,169	24,166
Assets of Equity Investments	2,752	2,488
Assets of SFS	18,981	18,661

Total segment assets	47,902	45,314

Reconciliation:
Assets Centrally managed portfolio activities	(289)	(267)
Assets SRE	4,626	4,747
Assets of Corporate items and pensions	(10,502)	(11,252)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intragroup financing receivables and investments	35,708	40,850
Tax-related assets	3,517	3,924
Liability-based adjustments:
Post-employment benefits	8,771	9,265
Liabilities	37,421	39,336
Eliminations, Corporate Treasury, other items(1)	(25,481)	(29,981)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	59,936	63,393

Total assets in Siemens’ Consolidated Statements of Financial Position	101,672	101,936

(1)	Includes assets and liabilities reclassified in connection with discontinued operations.

In the three months ended December 31, 2013 and 2012, Corporate items and pensions in the column Profit includes €(88) million and €(68) million income (expense), respectively, related to corporate items, as well as €(98) million and €(98) million income (expense), respectively, related to pensions.

ADDITIONAL SEGMENT INFORMATION

In the three months ended December 31, 2013 and 2012, Profit of SFS includes interest income of €242 million and €220 million, respectively, and interest expenses of €82 million and €79 million, respectively.

14. RELATED PARTY TRANSACTIONS

Joint ventures and associates—Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms.

The transactions with joint ventures and associates were as follows:

	Sales of goods and services and other income		Purchases of goods and services and other expenses
	Three months ended December 31,		Three months ended December 31,
	2013	2012	2013	2012
	(in millions of €)
Joint ventures	61	78	3	4
Associates	236	227	44	64

	297	305	47	67

	Receivables		Liabilities
	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,
	2013	2013	2013	2013
	(in millions of €)
Joint ventures	56	54	11	12
Associates	193	222	167	121

	249	276	178	133

As of December 31, 2013 and September 30, 2013, guarantees to joint ventures and associates amounted to €2,360 million and €2,789 million, respectively, including the HERKULES obligations of €1,490 million and €1,890 million, respectively.

Pension Entities—For information regarding the funding of our pension plans, see Note 6 Post-employment benefits.

15. MANAGING BOARD AND SUPERVISORY BOARD

Dr. Ralf P. Thomas was elected a full member of the Managing Board effective September 18, 2013. Barbara Kux’s appointment as a full member of the Managing Board expired at the end of November 16, 2013. Peter Y. Solmssen left the Managing Board by mutual agreement effective December 31, 2013. The employment contract with Mr. Solmssen remains in force until the end of the agreed contract term. However, Mr. Solmssen was irrevocably released from his contractual obligations resulting from the employment contract effective January 1, 2014. The Company will fulfill its contractual obligations until March 31, 2015.

As successor to Dr. Josef Ackermann, who resigned from the Supervisory Board effective September 30, 2013, Jim Hagemann Snabe had initially been appointed to the Supervisory Board by court order until the end of the Annual Shareholders’ Meeting in 2014 and was then elected by the Shareholders’ Meeting as a shareholder representative on the Supervisory Board for the remainder of Dr. Ackermann’s term of office.

E. ADDITIONAL INFORMATION

E.1. REVIEW REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

We have reviewed the condensed interim consolidated financial statements comprising the consolidated statements of income, comprehensive income, financial position, cash flows and changes in equity, and notes to the condensed interim consolidated financial statements, and the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2013 to December 31, 2013 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW - Institute of Public Auditors in Germany) and in supplementary compliance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report is not prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU or that the interim group management report is not prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.

Munich, January 31, 2014

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Spannagl	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

E.2 QUARTERLY SUMMARY

		FY 2014	FY 2013
		1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	in millions of €	17,325	21,168	19,009	17,779	17,925
Income from continuing operations	in millions of €	1,386	1,075	1,007	980	1,150
Net income	in millions of €	1,457	1,068	1,098	1,030	1,214
Free cash flow (continuing and discontinued operations)	in millions of €	(699)	4,336	1,053	1,335	(1,395)
Free cash flow (continuing operations)	in millions of €	(658)	4,357	956	1,360	(1,416)

Basic earnings per share (continuing and discontinued operations)	in €	1.70	1.19	1.27	1.20	1.42
Basic earnings per share (continuing operations)	in €	1.61	1.20	1.17	1.14	1.34
Diluted earnings per share (continuing and discontinued operations)	in €	1.68	1.18	1.26	1.18	1.40
Diluted earnings per share (continuing operations)	in €	1.60	1.19	1.15	1.13	1.33

Siemens stock price[1]
High	in €	100.25	90.33	85.87	86.88	82.99
Low	in €	88.71	77.50	76.00	76.83	76.19
Period-end	in €	99.29	89.06	77.65	84.03	82.20
Siemens stock performance on a quarterly basis
Compared to DAX®	in %-points	0.34	10.35	(9.70)	3.60	0.42
Compared to MSCI World	in %-points	3.49	10.16	(8.24)	(1.73)	3.43
Number of shares issued	in millions	881	881	881	881	881
Market capitalization[2]	in millions of €	83,842	75,078	65,440	70,864	69,274

Credit rating of long-term debt
Standard & Poor’s Ratings Services		A+	A+	A+	A+	A+
Moody’s Investors Service		Aa3	Aa3	Aa3	Aa3	Aa3

(1)	Xetra closing price, Frankfurt.

(2)	On the basis of outstanding shares.

E.3 FINANCIAL CALENDAR(1)

Second-quarter financial report	May 8, 2014
Third-quarter financial report	July 31, 2014
Preliminary figures for fiscal 2014	November 6, 2014
Annual Shareholders’ Meeting for fiscal 2014	January 27, 2015

(1)	Provisional. Updates will be published at: www.siemens.com/financial-calendar

INFORMATION RESOURCES

Address

Siemens AG

Wittelsbacherplatz 2

80333 Munich

Germany

Internet	www.siemens.com

Phone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Copyright notice

Designations used in this document may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2014 by Siemens AG, Berlin and Munich

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 31, 2014	/S/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

	/S/	DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling